September 11, 2014

SUBMITTED VIA EDGAR

Sonia Gupta Barros

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3010

Washington, D.C.  20549-1090

Re:                              Ashford Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed August 15, 2014

File No. 333-197191

Dear Ms. Barros:

Ashford Inc. has received a comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 5, 2014 with respect to its Amendment No. 2 to Registration Statement on Form S-4 (333-197191) that was filed on August 15, 2014.  On behalf of Ashford Inc., we respectfully submit the responses below to your comment letter.  To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our responses.

General

1.                                      We have considered your response to comment 2 in our letter dated July 22, 2014 and view the spin-off of Ashford LLC by Ashford Trust OP as a “sale” of the Ashford LLC common units by Ashford Trust OP. Please tell us if there is an exemption from registration you may rely on for the distribution by Ashford Trust OP of common units of Ashford LLC to its limited partners.

If the distribution of Ashford LLC common units by Ashford Trust OP is characterized as a “sale” of the Ashford LLC common units by the issuer, such sale would be an exempt transaction under Section 4(a)(2) of the Securities Act of 1933 because it does not involve any public offering.

Business of Ashford LLC, page 83

2.                                      We note your revisions here in response to comment 11 in our letter dated July 22, 2014. Please further expand your disclosure of this entity’s historical operations and the nature of the subsidiary’s activities at this juncture, including a discussion of any material operational expenses included to date to establish AIM. Please also confirm that you currently have no assets under management. We also note from your response that you

Ms. Barros

September 11, 2014

intend to register as an investment advisor under the Investment Adviser Act of 1940. Please tell us when you intend to file a Form ADV. In addition, we have referred your response to the Division of Investment Management, which may have further comments.

The “Business of Ashford Inc.  Private Investment Fund Platform Strategy” section has been revised to include additional disclosure about the historical operations of this platform, including the fact that neither Ashford Trust nor any affiliate, including Ashford Inc. and AIM, currently has any assets under management other than those held by the wholly-owned investment subsidiary of Ashford Trust.  Additionally, the MD&A disclosure has been expanded to more specifically identify expenses related to the historical process of overseeing the investments of the securities investment subsidiary of Ashford Trust as well as the organizational activities for AIM and AIM GP.

Ashford Trust intends to file a Form ADV to register AIM as an investment advisor under the Investment Adviser Act of 1940 prior to the completion of the separation and distribution, in anticipation of completing the process prior to the separation of Ashford Inc. from Ashford Trust.

* * *

Ashford Inc. has authorized the undersigned to acknowledge, on behalf of the Company, that, in connection with this response:

•                  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully submit the foregoing for your consideration in response to your comment letter dated September 5, 2014.  If you have any further questions concerning this filing, please contact me at (214) 659-4461.

Sincerely,

/s/ Muriel C. McFarling
Muriel C. McFarling

cc:                                David A. Brooks
Deric S. Eubanks
Mark Nunneley